FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                         For the Month of November 2003



                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                 (Translation of Registrant's Name into English)



                      100 BOS ROAD, TERADION 20179, ISRAEL
                    (Address of Principal Corporate Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM S-8 (NOS. 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.



Attached hereto and incorporated by reference are the following Registrant's press releases:

     1. B.O.S. Better On-line Solutions Ltd. Announces Financial Results of Operations for the Third Quarter of 2003; Dated November 17, 2003

     2. B.O.S. Better On-line Solutions Ltd. Announces Amendments to Press Release Issued November 17; Dated November 20, 2003



Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         B.O.S. Better On-Line Solutions, Ltd.
                                         (Registrant)


                                         By: /S/ Israel Gal
                                         ------------------
                                         Israel Gal
                                         President and CEO
Dated: November 21, 2003

                     B.O.S. - BETTER ON-LINE SOLUTIONS LTD.
--------------------------------------------------------------------------------


B.O.S. BETTER ON-LINE SOLUTIONS LTD. ANNOUNCES:

     o Financial Results of Operations for the Third Quarter of 2003 - 1 ST Profitable Quarter from continuing segment since 2002

     o Regained compliance with Nasdaq continued listing requirements as PPS nearly doubled over past weeks

     o    Fund Raising process approved by the Board

     o    Nomination of a new Board member - Andrea Mandel-Mantello

FINANCIAL RESULTS OF OPERATIONS FOR THE THIRD QUARTER OF 2003

TERADYON, ISRAEL - November 17, 2003 - B.O.S. Better On-line Solutions Ltd. (the "Company" or "BOS") (NASDAQ: BOSC, TASE:BOS) announced today its financial results for the quarter ended September 30, 2003.

Net profit for the third quarter of 2003 from continuing segments was $166,000 (or $0.04 per share), compared to a net loss of $441,000 (or -$0.14 per share) for the third quarter of 2002.

Total cash and investments were $5.3 million as of September 30, 2003.

The Company reported a $325,000 in restructuring costs, derived from closing non profitable sales offices as per its cost reduction plan.

Revenues for the third quarter of 2003 were $1.31 million, lower by 12% than the second quarter of 2003 and lower than the third quarter of 2002 by 49%, mainly due to the fact that in 2003 the Company began marketing through a master distributor and not through its US division.

Gross profit margin for the third quarter of 2003 was 63%, compared to 69% for the second quarter of 2003 and 73% for the third quarter of 2002. The software vs. hardware sales breakdown within the Company's Legacy products line was distributed differently this year, with more of the sales being generated from the lower-profit margin hardware products than in previous years. As a result, there was a decrease in the gross margin percentage, compared to 2002.

The Company's research and development plan for 2003 was approved a grant by the Office of the Chief Scientist. The Company recognized $202,000 of it as a reduction of its R&D costs.

Operating expenses net for the third quarter of 2003, excluding restructuring costs, totaled $745,000, compared to $1.79 million during the second quarter of 2003. Additionally, the Company recognized $325,000 in closure costs derived from closing non profitable sales offices around the world according to its cost reduction plan, so that total operating expenses net for the third quarter of 2003 totaled $1.07million compared to $2.06 million during the second quarter of 2003 and 1.96 million for the third quarter of 2002.

Net profit from continuing operations for the third quarter of 2003 totaled $166,000, compared to net loss of $969,000 for the second quarter of 2003 and a net loss of $441,000 for the third quarter of 2002.

As of January 1, 2003 the Company has been preparing consolidated financial statements in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").



Israel (Izzy) Gal, B.O.S.' CEO stated:

"The Company succeeded to return to profit and our next mission is to leverage our superior IP Telephony technology to increase sales and show results in the near future."



Third Quarter 2003 - Discontinuing segment

The Company discloses the financial information related to its US subsidiary, Pacific Information Systems, Inc. ("Pacinfo") in accordance with accounting standards for "discontinued operations".

The net income from the discontinuing segment for the third quarter of 2003 was $442,000 (or $0.12 per share) compared to net income of $165,000 in the second quarter of 2003 (or $0.04 per share), and a net loss of $1.64 million for the third quarter of 2002 (or $0.53 per share).

Net income from continuing and discontinuing operations for the third quarter of 2003 was $608,000 (or $0.16 per share) compared to net income of $804,000 in the second quarter of 2003 (or $0.21 per share) and a net loss of 2,079 million (or $0.67 per share) for the third quarter of 2002.

****

                     B.O.S. - BETTER ON-LINE SOLUTIONS LTD.
--------------------------------------------------------------------------------


Additionally, the Company announced that it has received notice from the Nasdaq Stock Market certifying that it has regained compliance with the continued inclusion requirement of minimum market value of publicly held shares of $5,000,000. Thus, the Company's shares are no longer subject at this time, to delisting from the Nasdaq National Market.

Furthermore, at the Board of Directors' meeting held yesterday, guidelines were approved for a private placement currently being negotiated with a group of European investors, including, INTER ALIA, the allotment of up to 18% of the Company's currently outstanding share capital in consideration of an investment of up to $2 million. The Board also appointed Mr. Andrea Mandel Mantello, who is associated with the investors, to join the Board.

Mr. Andrea Mandel Mantello is Founder and Partner of Advicorp PLC, a UK Investment Bank regulated by the Financial Services Authority. He is an advisor on first high yield corporate bond issue in Italy. From 2000 to 2001 he was an advisor to a US based private equity group on business development in Israel. Prior to his work at Advicorp, Mr. Mandel Mantello spent 9 years at SBC Warburg (now known as UBS) in London in various senior management positions including Executive Directors of SBC Warburg, member of the Board of SBC Warburg Italia SIM S.p.A, and Country Head for Israel. Prior to working at SBCW Mr. Mandel-Mantello spent 2 years at Chemical Bank International Ltd. in London and 3 years at Banca Nazionale dell'Agricoltura in Rome. He holds a Bachelors degree in Economics and Political Science from Yale University.



About B.O.S.

Through its wholly owned subsidiary, BOScom, the Company develops, produces and markets multi-functional, cross-enterprise communication and networking products. Marketed under the BOSaNOVA brand, these products are renowned for their simplicity of use, quality, and reliability.

The IP Telephony line (www.boscom.com) offers innovative convergence migration solutions that leverage a corporation's existing equipment infrastructure.

The legacy line (www.bosweb.com) provides solutions for IBM midrange-to-PC and LAN connectivity and GUI emulation, and printing solutions that are operating system-independent.

B.O.S. (www.boscorporate.com) was established in 1990 and became a public company traded on the Nasdaq National Market in 1996 (Nasdaq:BOSC), and on the Tel Aviv Stock Market in 2002 (TASE:BOS).

For further information, please contact:
Mr. Nehemia Kaufman
Tel. +972-4- 9907555
e-Mail: IR@boscom.com



THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION. BOS UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY SUCH FORWARD-LOOKING STATEMENTS TO REFLECT ANY CHANGE IN ITS EXPECTATIONS OR IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENTS MAY BE BASED, OR THAT MAY AFFECT THE LIKELIHOOD THAT ACTUAL RESULTS WILL DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.

                     B.O.S. - BETTER ON-LINE SOLUTIONS LTD.
--------------------------------------------------------------------------------


                           CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
                            U.S. DOLLARS IN THOUSANDS



                                                        SEPTEMBER 30      DECEMBER 31
                                                   --------------------
                                                     2003        2002        2002
                                                   --------    --------    --------
                                                         UNAUDITED          AUDITED
                                                   --------------------    --------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                        $  2,207    $  5,096    $  5,246
  Restricted cash                                         -         700         700
  Short-term marketable securities                      614           -         819
  Trade receivables                                   1,113       1,768       1,523
  Other accounts receivable and prepaid expenses        556         405         382
  Inventories                                           939         565         855
                                                   --------    --------    --------

TOTAL CURRENT ASSETS                                  5,429       8,534       9,525
                                                   --------    --------    --------

LONG-TERM INVESTMENTS:
  Long term marketable securities                     2,461       3,045       2,226
  Severance pay funds                                   664         505         563
  Other investment                                    3,964       2,059       2,057
                                                   --------    --------    --------

TOTAL LONG-TERM INVESTMENTS                           7,089       5,609       4,846
                                                   --------    --------    --------

PROPERTY AND EQUIPMENT, NET                             621       1,108         965

OTHER ASSETS, NET                                       741         741         741
                                                   --------    --------    --------

ASSETS RELATED TO DISCONTINUING SEGMENT                 187       4,934       1,115
                                                   --------    --------    --------

TOTAL ASSETS                                       $ 14,067    $ 20,926    $ 17,192
                                                   ========    ========    ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                   $    375    $    919    $  1,044
  Accrued and other liabilities                       1,709       2,799       2,501
                                                   --------    --------    --------

TOTAL CURRENT LIABILITIES                             2,084       3,718       3,545
                                                   --------    --------    --------

ACCRUED SEVERANCE PAY                                   905         728         794
                                                   --------    --------    --------

LIABILITIES RELATED TO DISCONTINUING SEGMENT            372       6,661       4,131
                                                   --------    --------    --------

SHAREHOLDERS' EQUITY:
  Share capital                                       4,227       3,632       3,690
  Additional paid-in capital                        42,2162      41,037      41,103
  Deferred stock compensation                            92          59          66
  Accumulated deficit                               (35,775)    (34,909)    (36,137)
                                                   --------    --------    --------

TOTAL SHAREHOLDERS' EQUITY                           10,706       9,819       8,722
                                                   --------    --------    --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $ 14,067    $ 20,926    $ 17,192
                                                   --------    --------    --------


                     B.O.S. - BETTER ON-LINE SOLUTIONS LTD.
--------------------------------------------------------------------------------


                      CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
           U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA



                                                      THREE MONTHS ENDED             NINE MONTHS ENDED         YEAR ENDED
                                                         SEPTEMBER 30,                 SEPTEMBER 30,          DECEMBER 31,
                                                  --------------------------    --------------------------    -----------
                                                      2003           2002            2003           2002          2002
                                                  -----------    -----------    -----------    -----------    -----------
                                                                           UNAUDITED
                                                  --------------------------------------------------------    -----------
Revenues                                          $     1,305    $     2,145    $     4,202    $     6,550    $     9,441
Cost of revenues                                          482            582          1,400          1,600          2,300
                                                  -----------    -----------    -----------    -----------    -----------

Gross profit                                              823          1,563          2,802          4,950          7,141
                                                  -----------    -----------    -----------    -----------    -----------

Operating expenses:
  Research and development, net                           221            539          1,484          1,556          2,182
  Selling and marketing                                   209            999          1,934          2,758          3,705
  General and administrative                              315            419          1,020          1,221          1,697
  Restructuring and related costs                         325              -            592              -              -
                                                  -----------    -----------    -----------    -----------    -----------

Total operating expenses                                1,070          1,957          5,030          5,535          7,584
                                                  -----------    -----------    -----------    -----------    -----------

Operating loss                                           (247)          (394)        (2,228)          (585)          (443)
Financial income (expenses), net                           69             90             82            278            295
Other income (expenses)                                   344           (137)           394           (198)           (95)
                                                  -----------    -----------    -----------    -----------    -----------

Net income (loss) from continuing segments                166           (441)        (1,752)          (505)          (243)

Net income (loss) related to discontinuing
  segment                                                 442         (1,638)         2,114         (6,324)        (7,674)
                                                  -----------    -----------    -----------    -----------    -----------

Net income (loss)                                 $       608    $    (2,079)   $       362    $    (6,829)   $    (7,917)
                                                  ===========    ===========    ===========    ===========    ===========

Basic and diluted net earning (loss) per share
  from continuing segment                         $      0.04    $     (0.14)   $     (0.49)   $     (0.16)   $     (0.08)
                                                  ===========    ===========    ===========    ===========    ===========

Basic and diluted net earnings (loss) per share
  from discontinuing segment                      $      0.12    $     (0.53)   $      0.59    $     (2.04)   $     (2.46)
                                                  ===========    ===========    ===========    ===========    ===========

Basic and diluted net earnings (loss) per share   $      0.16    $     (0.67)   $      0.10    $     (2.20)   $     (2.54)
                                                  ===========    ===========    ===========    ===========    ===========

Weighted average number of shares used in
  computing basic and diluted loss per share        3,804,156      3,100,631      3,593,398      3,100,631      3,115,236
                                                  ===========    ===========    ===========    ===========    ===========



                                   ----------


--------------------------------------------------------------------------------

                     B.O.S. - BETTER ON-LINE SOLUTIONS LTD.
--------------------------------------------------------------------------------


B.O.S. BETTER ON-LINE SOLUTIONS LTD. ANNOUNCES AMENDMENTS TO PRESS RELEASE ISSUED NOVEMBER 17

TERADYON, ISRAEL - November 20, 2003 - B.O.S. Better On-line Solutions Ltd. (the "Company" or "BOS") (NASDAQ: BOSC, TASE:BOS) announced today amendments to its press release dated November 17, 2003.

1. Mr. Andrea Mandel-Mantello who was appointed to serve on the Board of Directors of the Company, is not associated with the potential investors that the Company is currently negotiating with, contrary to what was mistakenly published.

2. In the description of the revenues for the third quarter of 2003, a typographical error fell in the comparison to the third quarter of 2002 - revenues for the third quarter of 2003 were lower than the third quarter of 2002 by 39%, and not by 49% as reported.

3. In the third paragraph relating to the discontinuing segment, the Company reported that the net income from continuing and discontinuing operations for the third quarter of 2003 was $608,000 (or $0.16 per share), compared to net income of $804,000 in the second quarter of 2003 (or $0.21 per share). However, an error fell in the comparison, as the result for the SECOND quarter of 2003 was a net LOSS of $804,000 (not net income).





About B.O.S.

Through its wholly owned subsidiary, BOScom, the Company develops, produces and markets multi-functional, cross-enterprise communication and networking products. Marketed under the BOSaNOVA brand, these products are renowned for their simplicity of use, quality, and reliability.

The IP Telephony line (www.boscom.com) offers innovative convergence migration solutions that leverage a corporation's existing equipment infrastructure.

The legacy line (www.bosweb.com) provides solutions for IBM midrange-to-PC and LAN connectivity and GUI emulation, and printing solutions that are operating system-independent.

B.O.S. (www.boscorporate.com) was established in 1990 and became a public company traded on the Nasdaq National Market in 1996 (Nasdaq:BOSC), and on the Tel Aviv Stock Market in 2002 (TASE:BOS).

For further information, please contact:
Mr. Nehemia Kaufman
Tel. +972-4- 9907555
e-Mail: IR@boscom.com



THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION. BOS UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY SUCH FORWARD-LOOKING STATEMENTS TO REFLECT ANY CHANGE IN ITS EXPECTATIONS OR IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENTS MAY BE BASED, OR THAT MAY AFFECT THE LIKELIHOOD THAT ACTUAL RESULTS WILL DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.